EXHIBIT 99.1

VIZSLA SILVER EXPANDS NAPOLEON VEIN TO 2,500 METRES LONG AND OVER 500 METRES BELOW SURFACE AT PANUCO

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, March 29, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 53 drill holes targeting the Napoleon Vein Corridor (Napoleon, Napoleon Hangingwall and Josephine veins), at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are a part of Vizsla's ongoing, fully funded 120,000-meter resource/discovery-based drill program.

Highlights

  Napoleon Vein: NP-21-210 returned 1,803 grams per tonne (g/t) silver equivalent (AgEq) over 4.00 metres true width (mTW) (55 g/t silver, 20.38 g/t gold, 0.21 % lead and 2.99 % zinc)
  Napoleon Vein: NP-21-260 returned 484 g/t AgEq over 9.42 mTW (85 g/t silver, 2.73 g/t gold, 0.90 % lead and 4.13 % zinc) including:
    1,113 g/t AgEq over 2.17 mTW (166 g/t silver, 7.91 g/t gold, 1.22 % Pb and 7.42 % Zn)
  Napoleon Hangingwall Vein: NP-21-238 returned 1,379 g/t AgEq over 2.7 mTW (746 g/t silver, 6.27 g/t gold, 0.75 % lead and 2.94 % zinc)
  Josephine Vein: NP-21-214 returned 4,917 g/t AgEq over 0.47 mTW (17 g/t silver, 60.5 g/t gold, 0.36 % lead and 1.40 % zinc)

"The most critical aspect of these results is that the mineralized zone at Napoleon has now grown over 350 metres since the last update, with the continuation of a wide, high grade vein to the south," commented Michael Konnert, President and CEO.  "This reinforces our local exploration model of a high-grade, precious metal-rich core developed along strike and down plunge to the south, beneath the Ojo de Agua sub-zone, which remains a primary target for near-term resource growth at Napoleon.  Twenty-two of these drillholes were completed after the resource data cut-off, further demonstrating the potential for the Napoleon resource to increase in size. To aid in ongoing resource expansion and conversion, the Company has added a directional diamond drill, allowing for faster and cheaper targeted drilling of these down-dip extensions and looks forward to continuing to provide updates on the expansion of the Napoleon resource over the next few months."

Figure 1: Plan map of recent drilling along the Napoleon Vein Corridor (CNW Group/Vizsla Silver Corp.)

About the Napoleon Vein Corridor results

Drilling continues with five rigs focussed on resource expansion and exploration along the Napoleon Vein Corridor.  31 of today's results are from new drill holes completed within the resource wireframes and not included in the March 2022 resource estimate. (see Table 1).

22 of today's results are new intercepts not included in the initial resource estimate and include multiple results from the Ojo de Agua Zone ("OdA") at the southern end of Napoleon (see Table 2). Significant intercepts in this area include NP-22-260 (9.42 mTW at 484 g/t AgEq), and NP-22-244 (2.1m TW at 468 g/t AgEq), of which the latter is located ~350 metres south of any previous drillhole within the high-grade projected plunge of the Napoleon Vein. Additionally, hole NP-21-238 tested the depth potential at Napoleon, returning 2.37 mTW at 455 g/t AgEq, located ~500 metres below surface, representing the deepest intercept reported to date from the Napoleon Vein Corridor.

In 2021, the Company reported gold rich intervals from shallow drilling in the Ojo de Aqua Zone hosted within quartz-carbonate veins (see Company new release dated August 26, 2021). Intercepts included hole NP-21-150 (2.6 mTW at 3.95 g/t gold and 34 g/t silver) and hole NP-21-153 (1.4 mTW at 6.87 g/t gold and 55 g/t silver).  The Company's improved understanding of the controls on mineralization suggests Ojo de Agua may be the top of the mineralized horizon, and increased grades and widths may be intersected at depth. Drilling has further validated this interpretation, highlighting the Ojo de Agua Zone as a primary target for continued drilling to define the full extent of high-grade mineralization intersected to date.

The Napoleon Hangingwall Vein (HW1) continues to grow with intercepts returning both locally very high grades and robust widths. Drilling from east to west allows for complimentary testing of the Hangingwall Vein, while targeting the main Napoleon structure. To date, the Napoleon Hangingwall Vein remains robust towards the south as demonstrated by hole NP-21-238 (2.7 mTW at 1,379 g/t AgEq).

At Josephine, drilling has defined two primary zones of mineralization, one in the north and another in the south (see Figure 1). Drilling remains ongoing in the central zone beneath these resource areas.  Josephine appears to be a sub-ordinate vein to the main Napoleon Vein and contains high-grade centers surrounded by lower grade mineralization unlike the Napoleon Vein, which has near continuous mineralization grading >150 g/t AgEq along 2,500 metres of strike.

The Company is rapidly growing resources on all three veins within the Napoleon Corridor and expects continued success with its proven exploration model as it infills and expands on these intercepts.

Figure 2: Napoleon Vein Contour Longitudinal Section (CNW Group/Vizsla Silver Corp.)

Figure 3: Napoleon Vein Exploration Model Longitudinal Section with pierce points (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True Width	Ag	Au	Pb	Zn	AgEq	Comments
	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-21-195	No significant values
NP-21-196	86.25	87.70	1.45	0.71	114	0.75	0.08	2.87	284
NP-21-199	119.60	122.35	2.75	0.69	162	2.83	0.48	1.00	439	Napoleon
Incl.	121.50	122.35	0.85	0.21	313	2.84	0.87	1.74	630
And	171.40	174.15	2.75	1.03	42	0.35	0.94	4.42	262	FW
And	180.00	184.50	4.50	1.72	70	2.43	1.26	7.76	592	FW
Incl.	180.00	181.50	1.50	0.72	102	4.16	1.57	11.05	895	FW
NP-21-200	186.00	187.50	1.50	1.10	2	2.20	0.00	0.01	178	Josephine
NP-21-201	116.70	121.90	5.20	4.15	52	0.18	0.03	0.07	70	Napoleon
NP-21-202	232.50	234.00	1.50	0.94	223	0.17	0.08	0.25	248	Josephine
NP-21-204	No significant values									Napoleon
NP-21-205	35.20	35.60	0.40	0.35	38	4.78	0.95	6.93	708	FW
And	51.80	52.15	0.35	0.24	306	0.46	1.41	2.86	490	FW
And	99.00	103.40	4.40	3.81	146	0.54	0.35	0.35	212	Napoleon
NP-21-206	No significant values
NP-21-207	No significant values
NP-21-208	No significant values
NP-21-209	121.50	125.45	3.95	3.06	153	1.06	0.88	0.98	301	Napoleon
NP-21-210	551.45	561.25	9.80	4.00	55	20.38	0.21	2.99	1,803	Napoleon
NP-21-211A	No significant values
NP-21-212	No significant values
NP-21-213	171.95	172.40	0.45	0.29	1,255	3.04	0.13	0.22	1,510	HW
And	365.00	367.90	2.90	1.71	14	1.25	0.78	1.14	179	HW
And	No significant values
NP-21-214	115.65	116.65	1.00	0.47	90	2.05	0.81	1.65	339	HW
And	184.50	185.10	0.60	0.40	20	2.61	0.16	0.74	261	Napoleon
And	279.60	280.50	0.90	0.47	17	60.50	0.36	1.40	4,917	Josephine
NP-21-215	153.45	154.35	0.90	0.43	855	7.40	0.28	2.23	1,538	Napoleon
NP-21-216	290.80	291.30	0.50	0.36	14	0.06	0.07	0.47	38	HW
And	406.60	408.05	1.45	0.53	14	0.95	0.10	0.47	110	Josephine
NP-21-217	41.25	41.55	0.30	0.28	498	2.82	0.44	1.00	774	HW1
And	110.70	111.35	0.65	0.46	213	1.77	0.46	0.46	385	Napoleon
NP-21-218	87.80	88.10	0.30	0.28	123	0.26	0.01	0.04	146	HW1
And	224.90	228.15	3.25	2.14	42	0.38	1.09	0.92	138	Napoleon
NP-21-219	210.00	210.50	0.50	0.43	47	0.98	0.01	0.03	127	Josephine
NP-21-220	436.30	439.35	3.05	1.96	11	0.30	0.05	0.50	56	Napoleon
NP-21-221	No significant values
NP-21-223	311.05	311.65	0.60	0.45	7	0.03	0.17	1.80	82	Napoleon
NP-21-224	193.40	206.65	13.25	9.20	38	0.37	0.33	1.01	115	Napoleon
NP-21-226	364.00	366.00	2.00	0.95	16	0.04	0.42	1.05	71	Napoleon
NP-21-228	99.40	102.50	3.10	2.35	109	0.73	0.13	0.25	180	Napoleon
NP-21-229	213.15	215.15	2.00	1.53	499	5.17	0.50	2.71	1,028	HW1
NP-21-229	372.35	378.60	6.25	5.20	10	0.05	0.13	0.37	32	Napoleon
NP-21-230	288.35	290.60	2.25	1.70	30	0.65	0.71	2.92	212	Napoleon

Table 1: Downhole drill intersections from the holes completed along the Napoleon Vein Corridor included in the maiden resource estimate.

Note:	AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

Drillhole	From	To	Downhole Length	Estimated True Width	Ag	Au	Pb	Zn	AgEq	Comments
	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-21-225	425.45	429.00	3.55	2.72	2	0.04	0.07	0.20	15	Napoleon
NP_21-231	81.00	84.10	3.10	2.73	80	1.27	0.17	1.24	233	Napoleon
NP-21-233	110.35	115.20	4.85	3.00	70	0.66	0.28	0.90	165	Napoleon
NP-21-234	No significant values
NP-21-235	No significant values
NP-21-237A	No significant values
NP-21-238	322.00	324.75	2.75	2.70	746	6.27	0.75	2.94	1,379	HW1
Incl.	323.10	324.75	1.65	1.05	1,170	9.86	1.11	4.49	2,159
And	491.95	495.85	3.90	2.37	115	1.23	0.95	5.71	455
And	615.00	617.50	2.50	1.61	104	0.80	0.47	1.30	231	OdA
NP-21-239	203.85	206.85	3.00	2.87	91	2.39	1.34	3.67	459	HW1
And	437.75	438.95	1.20	0.63	67	2.01	0.21	3.82	377	OdA
NP-21-240A	No significant values
NP-21-241	201.50	201.80	0.30	0.25	68	0.52	0.55	3.63	262	HW1
And	406.85	407.35	0.50	0.35	9	0.04	0.67	1.47	86	Napoleon
NP-21-242	267.30	267.60	0.30	0.20	18	2.59	0.07	0.64	251	HW1
And	564.80	568.00	3.20	1.48	66	0.51	0.95	4.00	284	Napoleon
NP-22-243	207.05	211.70	4.65	4.47	12	0.56	0.09	0.72	86	HW1
And	524.20	528.45	4.25	1.72	47	0.22	0.31	1.97	147	OdA
NP-22-244	256.80	261.35	4.55	4.00	130	1.43	0.01	0.03	245	HW
And	455.05	458.60	3.55	2.10	331	1.39	0.25	0.48	468	OdA
NP-22-245	474.90	477.00	2.10	1.32	17	0.11	0.21	6.51	277	Napoleon
NP-21-246	No significant values
NP-22-247	331.55	331.85	0.30	0.20	140	1.06	0.04	1.88	296	Josephine
NP-22-248	457.55	458.45	0.90	0.60	25	0.10	1.09	2.20	147	Napoleon
NP-22-249	54.00	58.90	4.90	3.87	107	1.85	0.52	0.77	299	Napoleon
And	417.45	417.75	0.30	0.20	149	0.30	0.28	0.23	189	Josephine
NP-22-251	568.50	570.00	1.50	0.89	10	0.04	0.24	0.56	41	Napoleon
NP-22-254	242.75	243.30	0.55	0.50	35	1.42	0.55	1.24	210	HW1
And	404.90	412.50	7.60	3.13	34	0.33	0.42	4.08	226	Napoleon
NP-22-255	35.45	40.10	4.65	3.49	140	0.88	0.15	0.46	231	Napoleon
NP-22-260	240.90	241.20	0.30	0.28	808	3.66	1.54	3.12	1,262	HW1
And	337.65	350.25	12.60	9.42	85	2.73	0.90	4.13	484	Napoleon
Incl	337.65	346.00	8.35	6.24	114	3.99	0.80	5.05	646
Incl	340.05	344.80	4.75	3.55	134	6.52	1.17	6.91	949
Incl	340.50	343.40	2.90	2.17	166	7.91	1.22	7.42	1,113

Table 2: Downhole drill intersections from the holes completed along the Napoleon Vein Corridor after the maiden resource estimate.

Note:		AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.
Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
NP-21-195	403,304	2,586,709	491	272.0	-60.0	273.0
NP-21-196	403,227	2,588,167	512	268.0	-62.0	330.0
NP-21-199	403,228	2,588,167	512	268.0	-67.0	355.5
NP-21-200	403,304	2,586,709	491	272.0	-41.5	246.0
NP-21-201	403,326	2,588,072	569	230.6	-34.5	176.5
NP-21-202	403,303	2,586,709	491	271.0	-52.9	267.0
NP-21-204	403,218	2,588,105	551	273.0	-60.5	340.5
NP-21-205	403,326	2,588,073	569	259.6	-31.8	225.0
NP-21-206	403,582	2,587,074	442	266.4	-60.0	552.0
NP-21-207	403,283	2,586,827	485	264.9	-45.8	225.0
NP-21-208	403,218	2,588,105	551	273.0	-65.5	349.5
NP-21-209	403,326	2,588,074	569	289.3	-27.2	180.0
NP-21-210	403,689	2,586,995	488	255.0	-60.0	601.0
NP-21-211A	403,526	2,586,763	428	266.0	-65.0	283.5
NP-21-212	403,026	2,586,786	450	92.0	-41.2	292.5
NP-21-213	403,700	2,586,780	447	266.0	-52.0	577.5
NP-21-214	403,254	2,588,212	502	268.0	-62.0	364.5
NP-21-215	403,416	2,587,010	455	249.0	-68.5	220.5
NP-21-216	403,025	2,586,786	450	92.3	-55.4	460.5
NP-21-217	403,254	2,588,213	502	268.5	-31.0	261.0
NP-21-218	403,587	2,586,725	416	262.1	-56.6	339.0
NP-21-219	403,303	2,588,004	547	270.0	-31.8	337.5
NP-21-220	403,702	2,586,812	455	268.5	-47.0	490.5
NP-21-221	403,274	2,587,059	498	227.0	-33.0	261.0
NP-21-223	403,565	2,587,094	455	274.1	-56.8	501.0
NP-21-224	403,459	2,587,533	505	269.0	-49.0	271.5
NP-21-225	403,677	2,586,865	475	257.7	-57.6	577.5
NP-21-226	403,478	2,587,478	514	274.2	-63.0	444.0
NP-21-228	403,396	2,587,588	501	234.0	-29.5	156.0
NP-21-229	403,702	2,586,812	455	268.5	-42.0	480.0
NP-21-230	403,566	2,587,094	455	274.1	-56.8	402.0
NP-21-231	403,396	2,587,589	501	266.0	-31.4	120.6
NP-21-233	403,396	2,587,589	501	267.0	-52.0	171.0
NP-21-234	403,648	2,587,468	464	274.0	-49.0	631.5
NP-21-235	403,562	2,587,162	443	275.2	-58.9	377.5
NP-21-237A	403,592	2,587,408	488	277.0	-48.0	519.0
NP-21-238	403,832	2,586,645	461	272.5	-51.4	690.0
NP-21-239	403,635	2,586,956	478	250.0	-60.0	556.5
NP-21-240A	402,986	2,587,132	516	62.4	-37.5	333.0
NP-21-241	403,575	2,587,495	474	270.9	-51.8	501.0
NP-21-242	403,690	2,586,995	488	263.4	-58.1	651.0
NP-22-243	403,636	2,586,952	474	243.0	-62.7	627.0
NP-22-244	403,894	2,586,214	436	269.5	-51.0	615.0
NP-22-245	403,594	2,587,393	485	268.0	-52.0	529.5
NP-22-246	402,986	2,587,132	516	61.9	-52.5	390.0
NP-22-247	403,292	2,587,341	495	264.0	-58.0	366.0
NP-22-248	403,683	2,587,540	475	270.0	-49.2	696.0
NP-22-249	403,365	2,587,332	489	264.0	-55.8	425.5
NP-22-251	403,650	2,587,407	470	265.0	-52.5	696.0
NP-22-254	403,652	2,586,543	426	270.0	-66.0	504.0
NP-22-255	403353	2587461	522	259.0	-38.0	351.0
NP-22-260	403,694	2,586,598	439	270.0	-58.0	563.0

Table 3: Napoleon Vein Corridor drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1Moz AgEq and an in situ inferred resource of 45.6Moz AgEq (see Company news release dated March 1, 2022).

A technical report is being prepared in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company's website and SEDAR within 30 days of the date of the Company's March 1, 2022, news release announcing the resource estimate.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., Vice President of Technical Services, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this video are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this video providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this video may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district; and the filing of a technical report.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer. Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 07:00e 29-MAR-22